SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. ____)*


                           SpectraSite Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   84760T 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                September 1, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)

                  |_| Rule 13d-1(c)

                  |X| Rule 13d-1(d)


--------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  84760T 10 0                 13G                     Page 2 of 5 Pages



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Canadian Imperial Bank of Commerce



2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) |X|


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada



        NUMBER OF           5.  SOLE VOTING POWER                 0
          SHARES
       BENEFICIALLY         6.  SHARED VOTING POWER       10,000,000
         OWNED BY
           EACH             7.  SOLE DISPOSITIVE POWER             0
        REPORTING
       PERSON WITH          8.  SHARED DISPOSITIVE POWER  10,000,000



9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,000,000



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                 [ ]



11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         34.4%



12.      TYPE OF REPORTING PERSON*

         CO


                   ------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


Item 1.

         (a)      Name of Issuer: SpectraSite Holdings, Inc. (the "Company")

         (b) Address of Issuer's Principal Executive Offices: 100 Regency Forest Drive, Suite 400, Cary, North Carolina 27511

Item 2.

         (a) Name of Person Filing: This Statement on Schedule 13G is being filed by Canadian Imperial Bank of Commerce ("CIBC").

         (b) Address of Principal Business Office: The principal business address of CIBC is Commerce Court, Toronto, Canada M5L 1A2.

         (c) Citizenship: CIBC is a bank organized under the Bank Act of Canada.

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 84760T 10 0

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)      |_|  Broker or dealer registered under Section 15 of the
                       Exchange Act;

         (b)      |_|  Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)      |_|  Insurance company as defined in Section 3(a)(19)
                       of the Exchange Act;

         (d)      |_|  Investment company registered under Section 8 of the
                       Investment Company Act;

         (e)      |_|  An investment adviser in accordance with
                       Rule 13d-1(b)(1)(ii)(E);

         (f)      |_|  An employee benefit plan or endowment fund in accordance
                       with Rule 13d-1(b)(1)(ii)(G);

         (g)      |_|  A parent holding company or control person in accordance
                       with Rule 13d-1(b)(1)(ii)(G);

         (h)      |_|  A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

         (i)      |_|  A church plan that is excluded from the definition of
                       an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      |_|  Group, in accordance with Rule 13d-1(b)(I)(ii)(J);


         If this statement is filed pursuant to Rule 13d-1(c),
 check this box.                                                         |_|

                                                               Page 4 of 5 Pages


Item 4.  Ownership.

         CIBC may be deemed to beneficially shares of preferred stock which are convertible into 10,000,000 shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), which are directly held by subsidiaries and affiliates of CIBC. CIBC may be deemed to share the voting and dispositive power with respect to such Common Stock. See
         Item 6. Andrew Heyer, a director of the Company, and Jay R. Bloom and Dean C. Kehler, are officers of an affiliate of CIBC and share voting and dispositive power with respect to the Common Stock and may be deemed to beneficially own them.

         (a) Amount Beneficially Owned: 10,000,000 shares of Common Stock issuable upon conversion of preferred stock.

         (b) Percent of Class: 34.4% (based on 19,097,222 shares of Common Stock reported outstanding as of December 31, 1999, plus the conversion of preferred stock into 10,000,000 shares of Common Stock held by CIBC).

         (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:    0

             (ii)  shared power to vote or to direct the vote:  10,000,000

             (iii) sole power to dispose or to direct the disposition of:  0

             (iv) shared power to dispose or to direct the disposition of: 10,000,000


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

                                                               Page 5 of 5 Pages



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         As noted above, CIBC may be deemed to have direct or indirect voting and/or investment discretion over 10,000,000 shares of the Company's Common Stock which are held for the benefit of subsidiaries and affiliates of CIBC. Such subsidiaries and affiliates have the right to receive dividends as well as the proceeds from the sale of the Common Stock. The interests of each of such persons and entities (other than CIBC WG Argosy Merchant Fund 2, LLC, an 80% owned subsidiary of CIBC), taken individually, do not exceed more than five percent of the class of Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.



Item 9.  Notice of Dissolution of Group.

         Not applicable.



Item 10.  Certifications.

         Not applicable.


                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 15, 2000


                                            CANADIAN IMPERIAL BANK OF COMMERCE


                                            By:     /s/ Patricia A. Bourdon
                                               ----------------------------
                                               Name: Patricia A. Bourdon
                                               Title:   Assistant Secretary